Torch Partners Corporate Finance, Inc.
Notes to the Financial Statement
December 31, 2015

1. **Organization and description of business**

   Torch Partners Corporate Finance, Inc. ("the Company") is a Corporation incorporated in the state of California on March 4, 2011. On October 10, 2012, the company received the Financial Industry Regulatory Authority ("FINRA") registration approval letter. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. Torch Partners Corporate Finance, Inc. is a wholly owned subsidiary of Torch Group Limited. The Company's business activities include private placement of securities on a best efforts basis and investment banking advisory services.

   The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   The following is a summary of the significant accounting policies followed by the Company.

   Cash
   Cash consists of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits.

   Revenue Recognition
   The Company recognizes revenues in accordance with Accounting Standards Codification ("ASC") Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized, or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. Fees from financial advisory assignments and underwriting revenues are recognized in revenue when the services related to the underlying transaction are completed under the terms of the assignment. If a service is rendered on a contingent fee basis, revenues are recognized upon satisfaction of the contingency. Fees from the Marketing and transaction Support Services Agreement with Torch Partners Corporate Finance Limited ("Affiliate") are earned when incurred. For the year ended December 31, 2015, the Company's revenues were derived from the Marketing and Transaction Support Services Agreement.

   Computer Equipment
   Maintenance and repair costs are expensed as incurred. Computer Equipment is carried at cost, less accumulated depreciation and is depreciated on a straight line basis generally using estimated useful lives of 3 years. As of December 31, 2015 fixed assets are comprised of the following:

Computer Equipment, net	$	8,633
Less: accumulated depreciation		(6,842)
	$	1,791

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it would be able to realize their deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance is made, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740-10-25 *"Accounting for Uncertainty in Income Taxes"* on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company files its income tax returns in the U.S. federal and state jurisdictions. The Company remains subject to income tax examinations for all periods since inception. Any potential examinations may include questioning the timing and amount of deductions and compliance with U.S. federal and state tax laws. At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3.   **Related Party Agreements**

On August 8, 2013, the Affiliate entered into an Administrative Services Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses the Affiliate, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by the Affiliate. During the year ended December 31, 2015, the Company incurred approximately $72,000 of expenses under the Expense Sharing Agreement.

On August 8, 2013, the Company has also entered into a Marketing and Transaction Support Services agreement with the Affiliate. As per the terms of this agreement, the Company earns transaction execution support services it provides to the Affiliate and is reimbursed for marketing support and business development expenses from the Affiliate. For the year ended December 31, 2015, the Company earned $480,000 in revenues and was reimbursed $72,000 for expenses under this agreement.

Torch Partners Corporate Finance, Inc.
Notes to the Financial Statement
December 31, 2015

4.   **Income Taxes**

At December 31, 2015, the Company determined that it has an income tax receivable of $45,927 attributable to a net operating loss carryback for December 31, 2014.

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax basis of asset and liabilities.   The Company has deferred tax assets of approximately $261,000 at December 31, 2015, which is primarily attributable to capitalized startup costs and net operating loss carry forward.   The Company recorded a full valuation allowance against its deferred tax assets, as future realization is uncertain.

5.   **Stockholder's Equity**

Capital Structure

As of December 31, 2015, the Company was authorized to issue 1,000,000 shares of stock, of which 504,000 shares were issued and outstanding.

6.   **Commitments**

The Company leases its office facility under an operating lease expiring September 30, 2016. Aggregate future minimum annual rental payments are as follows:

Year ending December 31,

2016		6,387
	$	6,387

Rent expense under this operating lease amounted to $25,025 and includes common area maintenance charges.

7.   **Net Capital Requirements**

As a FINRA registered broker-dealer, Torch Partners Corporate Finance, Inc. is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, Torch Partners Corporate Finance, Inc. is required to maintain minimum net capital equal to the greater of $5,000 and 6.667% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, Torch Partners Corporate Finance, Inc. had net capital of approximately $20,000, which was approximately $15,000 above its required net capital of the greater of $5,000 and 6.667% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital was 3.66 to 1 at December 31, 2015.

8.   **Concentrations of Credit Risk**

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

During the year ended December 31, 2015, 100% of the Company's revenues were derived from transaction execution support services to its affiliate.

9.   **Exemption from Rule 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange act of 1934 as of December 31, 2015, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

10.   **Financial Support**

The Company has an agreement with Torch Group Limited ("the Parent"), whereby the Parent, has committed to provide financial support to the Company in and amount sufficient to satisfy its obligations when due and fund its operation as needed, until at least March 1, 2017.

11.   **Subsequent Events**

The Company evaluated subsequent events or transactions that occurred from January 1, 2016 through February 25, 2016, the date these financial statements were issued. The Company did not have any significant subsequent events to report.